Exhibit 21.1

Subsidiaries of Reed’s, Inc.

Name of Subsidiary	Jurisdiction of Organization

Reed’s Asia Limited	British Virgin Islands
Reed’s (Japan) Limited	Japan
Reed’s (Hong Kong) Limited	Hong Kong
Shenshen Jiangzi Beverage Co. Limited	Mainland China
Jiangzhi Beverage (Hainan) Co. Limited	Mainland China
Reed’s Beverage (Singapore) PTE Limited	Singapore